Filed Pursuant to Rule 433

Registration No. 333-208678

Anheuser-Busch InBev Finance Inc.

Pricing Term Sheet

January 20, 2016

$1,470,000,000 4.915% Notes due January 29, 2046

Issuer:	Anheuser-Busch InBev Finance Inc.

Guarantors:	Anheuser-Busch InBev SA/NV, Brandbev S.à r.l., Brandbrew S.A., Cobrew NV, Anheuser-Busch Companies, LLC, Anheuser-Busch InBev Worldwide Inc.

Issuer Rating*	A2 (watch negative) at Moody’s / A- (stable outlook) at S&P

Legal Format:	SEC Registered

Ranking:	Senior Unsecured

Trade Date:	January 20, 2016

Settlement Date:	(T+7); January 29, 2016

Sole Bookrunner and Joint Structuring Agent:	Deutsche Bank AG, Taipei Branch

Joint Structuring Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Business Days:	New York, London, Brussels, and Taipei

Listing:	Taipei Exchange

Principal Amount:	$1,470,000,000

Final Maturity:	January 29, 2046

Optional Redemption:	The Notes may be redeemed at the Issuer’s option, in whole, but not in part, upon not less than 30 nor more than 60 days’ prior notice, on each March 1 on or after March 1, 2021 at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed plus accrued and unpaid interest on the principal amount being redeemed to (but excluding) the redemption date.

Denominations/Multiples:	$200,000/$1,000

Day Count:	30/360

Interest Payment Dates:	January 29 and July 29

First Payment Date:	July 29, 2016

Coupon:	4.915%

Yield to Maturity:	4.915%

Price to Public:	100.00%

Common Code:	135180335

ISIN:	XS1351803355

The Notes have not been, and shall not be, offered, sold or re–sold, directly or indirectly, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China.

The TPEx is not responsible for the content of this term sheet and no representation is made by the TPEx as to the accuracy or completeness of this term sheet. The TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this term sheet. Admission to the listing and trading of the Notes on the TPEx shall not be taken as an indication of the merits of us or the Notes.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by e-mailing Deutsche Bank AG, Taipei Branch at synops@list.db.com.

*The ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s or Standard and Poor’s. Each of the ratings above should be evaluated independently of any other rating.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.